UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED
(Registrant)
Date: September 14, 2004	By:	/s/ Michael E. Moore
(Signature)

Michael E. Moore, CFO
(Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:     News Release dated September 14, 2004

EXHIBIT A

RIVERSIDE FOREST PRODUCTS RELEASES 11-MONTH RESULTS

Kelowna, British Columbia, September 14, 2004 — Riverside Forest Products Limited (TSX: RFP) today released the attached unaudited consolidated financial statements as at and for the 11-month period ended August 31, 2004.

The Company reported net earnings for the two months ended August 31, 2004 of $21.4 million or $2.27 per share. This brings the net earnings for the eleven months ended August 31, 2004 to $69.3 million or $7.63 per share compared to a net loss of $1.3 million or $0.15 per share for the year ended September 30, 2003. Earnings before interest, taxes, depreciation and amortization was $36.3 million for the two months ended August 31, 2004. This brings EBITDA for the eleven months ended August 31, 2004 to $141.8 million compared to $17.3 million for the year ended September 30, 2003. As of August 31, 2004, Riverside had cash on hand of $169 million, or $17.88 per share.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said: “In light of Tolko Industries Ltd.’s recent offer to purchase all of the outstanding common shares of the Company, we wanted to ensure that shareholders have Riverside’s most recent financial information available to them. In our view, the strength of the Company’s financial results and its balance sheet confirm the financial inadequacy of the Tolko bid.”

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications Josh Pekarsky (604) 694-6030	David Ryan (604) 694-6031

Investor Contact:	Michael E. Moore, CFO Riverside Forest Products Limited (250) 861-6904

11 months ended August 31, 2004
Continued Strong Performance

SUMMARY FINANCIAL INFORMATION

OPERATING RESULTS FOR THE PAST ELEVEN MONTHS

				2 months	11 months
				ended	ended
(in $ millions, except per share data)	Q1-04	Q2-04	Q3-04	Aug-04	Aug-04
Sales	145.1	169.1	290.9	205.5	810.6
Operating earnings	16.9	21.3	49.5	32.0	119.7
Foreign exchange gain (loss) on long-term debt	1.8	(1.8)	(3.6)	3.1	(0.5)
Net income	12.0	9.5	26.4	21.4	69.3
Earnings per share	1.36	1.08	2.80	2.27	7.63
EBITDA(1)	22.4	26.9	56.2	36.3	141.8
Cash flow from operations(2)	20.2	18.6	33.0	23.2	95.0
Outstanding shares (weighted average)	8.8	8.8	9.4	9.4	9.1

EARNINGS SUMMARY

	2 months ended August 2004			11 months ended August 2004
	Earnings			Earnings
	(millions $)	Shares(3)	EPS	(millions $)	Shares(3)	EPS
Earnings as reported	$21.4	9.4	$2.27	$69.3	9.1	$7.63
After tax impacts of:
Prepayment penalty	—	—	—	2.3	9.1	0.25
Unrealized (gain) loss on debt translation	(2.6)	9.4	(0.28)	0.4	9.1	0.04
Integration costs	—	—	—	2.4	9.1	0.26

	$18.8	9.4	$1.99	$74.4	9.1	$8.18

BALANCE SHEET and CONTINGENT ITEMS

	As at August 31, 2004		Per share
Shareholders Equity	$249 million		$26.43
Duties accrued from May 2002 to August 2004 ($US 88.4 million at 1.313) (after taxes)	$75 million	(4)	$8.00

			$34.43

Approximate cash value of 430,954 m3 subject to take-back based on average paid per m3 of tenures since the 1994 acquisitions (after taxes)	$28 million	(5)	$3.00
Cash on hand	$169 million		$17.88
Working capital	$213 million		$22.60
Long-Term Debt	$197 million		$20.87
Long-Term Debt to Long-Term Debt plus Shareholders Equity	44%
Net Debt(6) to Net Debt plus Shareholders Equity	10%

(1)	EBITDA represents net earnings before income taxes, unrealized foreign exchange loss (gain) on long-term debt, interest on long-term debt, depreciation and amortization, net operating interest expense (income) and prepayment penalties on the early repayment of long-term debt. We have presented EBITDA as we believe that, in addition to net income, EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

(2)	Cash provided by operations before changes in non-cash working capital.

(3)	Weighted average number of shares outstanding in millions.

(4)	Based on a 100% recovery, within a reasonable time and that is not assured.

(5)	The Government of BC has said that it will pay fair compensation for the tenures taken back, but no agreement on value or method of determination of compensation has yet been reached.

(6)	Net Debt equals Long-Term Debt minus Cash on hand.

OPERATING RESULTS

The Company reported net earnings for the two months ended August 31, 2004 of $21.4 million or $2.27 per share. This brings the net earnings for the eleven months ended August 31, 2004 to $69.3 million or $7.63 per share compared to a net loss of $1.3 million or $0.15 per share for the year ended September 30, 2003. Earnings before interest, taxes, depreciation and amortization (EBITDA - see note 1 below) was $36.3 million for the two months ended August 31, 2004. This brings EBITDA for the eleven months ended August 31, 2004 to $141.8 million compared to $17.3 million for the year ended September 30, 2003.

The earnings potential of the Company has improved over the last 11 months and this potential is best illustrated by the following reconciliation of the EBITDA for the 11 months ended August 31, 2004 to the EBITDA for the year ended September 30, 2003.

EBITDA year ended September 30, 2003		$17.3
Improvements over 2003
Increase in Armstrong Cogeneration plant EBITDA	4.3
Lignum operations EBITDA for the 5 months ended August 31, 2004	27.2
Improvements in the cost structure
Logging costs	8.2
Product recovery rates	5.3
Conversion costs	6.4	51.4

EBITDA before other effects		68.7

Market effects
Increased pricing for all products	74.1
Increased volumes sold	15.4
Increased stumpage	(1.2)
Foreign exchange gains	3.3	91.6

Cost effects
Make whole provision on debt repayment	(3.5)
Integration costs related to the Lignum acquisition	(3.7)
Performance rewards, including increase in value of share appreciation rights	(11.3)	(18.5)

EBITDA 11 months ended August 31, 2004		$141.8

The profitability base of our Company has increased as a result of:

•	The acquisition of Lignum,

•	The long-term contract with BC Hydro for power from the Armstrong cogeneration plant, and

•	The continuous improvements in our cost structure from the combination of operating at higher capacity levels, the application of strategic capital expenditures and our FAST (For a Stronger Tomorrow) employee participation program.

The markets for our products have been strong throughout the past year resulting in increased realizations as well as increased volumes sold. Stumpage has increased in relation to the market pricing increase for our products. The volatile relationship between the Canadian and US dollar during 2003 has slowed resulting in less of an exchange rate based fluctuation on our net mill realizations.

With the improved profitability, performance rewards have been accrued to recognize our employees for their valuable contribution throughout this period.

(1)	EBITDA represents net earnings before income taxes, unrealized foreign exchange loss (gain) on long-term debt, interest on long-term debt, depreciation and amortization, net operating interest expense (income) and prepayment penalties on the early repayment of long-term debt. We have presented EBITDA as we believe that, in addition to net income, EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

OUTLOOK

Robust demand continues in the North American market place with US housing starts near a 17-year high, an active repair and remodeling market and improving economic fundamentals. Demand is expected to remain strong throughout 2005 as a result of the above as well as the low interest-rate environment, the continued strength in the housing market and the improving labour markets. The deposit rate for the duties should be cut in half in December and with the recent wins at NAFTA we are anticipating a positive resolution to the US Canada Softwood lumber dispute. Although the Canadian dollar remains strong, commodity pricing has adjusted such that the Canadian dollar net mill realizations are in line with historical (i.e. pre-2003) relationships.

We expect continued strong results for the month of September. Although we also expect the December 2004 quarter to be strong, we do expect the normal softening as a result of seasonal influences.

Gordon W. Steele
Chairman, President and Chief Executive Officer
Kelowna, B.C.
September 14, 2004

Additional information related to our Company, including the 2003 Annual Information Form, may be found on our website at www.riverside.bc.ca or on SEDAR at www.sedar.com

Riverside Forest Products Limited
Consolidated Statement of Operations and Retained Earnings
(in thousands of dollars)

	2 months	11 months	Year
	ended	ended	ended
	August 31,	August 31,	Sept 30,
	2004	2004	2003
	(unaudited)	(unaudited)	(restated note 2)

Sales (note 8)	$205,440	$810,563	$531,967

Cost of sales	135,592	525,316	399,800
Freight and other distribution costs	13,470	63,374	58,138
Countervailing and anti-dumping duties	16,507	62,609	42,879
Selling and administration	4,829	21,231	17,552
Integration costs	—	3,663	—
Depreciation and amortization	4,723	23,566	24,989
Other income	(1,708)	(8,915)	(3,743)

	173,413	690,844	539,615

Operating earnings (loss)	32,027	119,719	(7,648)

Interest on long-term debt	2,543	8,368	5,930
Amortization of deferred financing costs	216	1,018	382
Unrealized foreign exchange loss (gain) on long-term debt	(3,120)	450	(8,121)
Prepayment penalty on long-term debt	—	3,557	—

	(361)	13,393	(1,809)

Earnings (loss) before income taxes	32,388	106,326	(5,839)

Income tax expense (recovery)
Current	12,102	43,574	(842)
Future	(1,153)	(6,579)	(3,659)

	10,949	36,995	(4,501)

Net earnings (loss)	$21,439	$69,331	$(1,338)

Retained earnings, beginning of period	140,736	93,919	96,049

Dividends	(566)	(1,641)	(792)

Retained earnings, end of period	$161,609	$161,609	$93,919

Net earnings (loss) per common share, basic and diluted	$2.27	$7.63	$(0.15)

Weighted average number of common shares outstanding, basic and diluted	9,434,987	9,092,178	8,803,993

Riverside Forest Products Limited
Consolidated Statement of Cash Flow
(in thousands of dollars)

	2 months	11 months	Year
	ended	ended	ended
	August 31,	August 31,	Sept 30,
	2004	2004	2003
	(unaudited)	(unaudited)	(restated note 2)

Cash Provided by (used in)

Operations
Net earnings (loss)	$21,439	$69,331	$(1,338)
Items not involving cash
Depreciation and amortization	4,939	24,584	25,371
Unrealized foreign exchange loss (gain) on debt revaluation	(3,120)	450	(8,121)
Gain on disposal of property, plant and equipment	(29)	(110)	(43)
Future income taxes	(1,479)	(7,231)	(3,659)
Change in reforestation obligation	1,376	7,940	1,141

	23,126	94,964	13,351

Changes in non-cash operating working capital
Change in accounts receivable	2,935	(14,463)	(2,707)
Change in inventory	1,000	(21,681)	16,256
Change in prepaid expenses	(3,322)	2,276	223
Change in accounts payable and accrued liabilities	17,129	51,892	(7,887)

	17,742	18,024	5,885

	40,868	112,988	19,236

Investing
Change in investments and advances	(3,512)	(4,005)	1,757
Proceeds on disposal of property, plant and equipment	28	390	495
Purchase of property, plant and equipment	(3,021)	(7,044)	(3,873)
Increase in deferred finance costs	—	(10,493)	—
Acquisition (note 3)	—	(86,276)	—

	(6,505)	(107,428)	(1,621)

Financing
Proceeds from issue of long-term debt	—	196,500	10,000
Repayment of long-term debt	—	(64,530)	(30,518)
Change in other long-term liabilities	1,042	(1,621)	1,339
Share issuance costs paid	—	(16)	—
Dividends paid	(566)	(1,641)	(792)

	476	128,692	(19,971)

Change in cash	34,839	134,252	(2,356)

Cash, beginning of period	133,898	34,485	36,841

Cash, end of period	$168,737	$168,737	$34,485

Supplementary Information
Interest paid	$8,074	$10,237	$7,124
Income taxes paid (recovered)	$(671)	$1,821	$(1,931)

Non-cash investing activity:
Common shares issued in acquisition (note 3)	$—	$10,000	$—

Riverside Forest Products Limited
Consolidated Balance Sheet
(in thousands of dollars)

	As at	As at
	August 31	September 30
	2004	2003
	(unaudited)	(restated note 2)

Assets
Current assets
Cash	$168,737	$34,485
Accounts receivable	75,361	38,694
Inventory (note 4)	101,028	52,138
Prepaid expenses	4,153	3,365

	349,279	128,682

Investments and advances	10,739	4,649

Capital assets
Property, plant and equipment	153,018	121,950
Timber licenses and roads	137,306	92,992
Goodwill	7,259	—

	297,583	214,942

Deferred financing costs	9,955	480

	$667,556	$348,753

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$95,184	$57,644
Current portion of long-term debt	—	27,698
Income taxes payable	40,836	—

	136,020	85,342

Reforestation obligation	19,479	11,056
Long-term debt (note 5)	196,950	36,832
Other long-term liabilities	10,576	7,618
Future income taxes	55,133	36,181

Shareholders’ equity
Share capital (note 7):
Authorized: 25,000,000 common shares, no par value
Issued: 9,434,987 common shares (September 30, 2003 – 8,803,993)	87,789	77,805
Retained earnings	161,609	93,919

	249,398	171,724

	$667,556	$348,753

     On behalf of the Board

Gordon W. Steele Director	Gerald E. Raboch Director

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Business of Riverside

Riverside operates in the solid wood business, which includes the production and sale of lumber, plywood, veneer and woodchips, as well as the operating of a related wholesale wood products brokerage business. The production of these products includes logging operations, which are carried out by independent contractors on behalf of Riverside. Logging operations are seasonal due to a number of factors including weather, ground and fire season conditions. As a result of the timing of logging operations, Riverside normally experiences substantial increases in log inventories during the first and second quarters. Lumber and plywood inventories are less seasonal but are subject to market demands.

2.	Basis of Presentation and Significant Accounting Policies

These interim consolidated financial statements are unaudited; however, they reflect all adjustments, consisting of normal recurring adjustments including the adjustment set out below necessary for a fair presentation of the results of the periods presented. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the September 30, 2003 audited consolidated financial statements and notes below.

These interim consolidated financial statements have been prepared in accordance with the same accounting policies and methods of computation as the annual financial statements as at September 30, 2003 with the following changes:

a)	Woodlands Production Costs

In the December 2003 quarter, the Company changed its accounting policy for expensing woodlands production costs in its interim quarterly financial statements from a units of production basis to an incurred cost basis. This change does not impact the Company’s annual consolidated financial statements. Prior period quarterly results have been restated to reflect the new accounting policy as follows:

	Quarter ended
	(in thousands of dollars)				Year
					ended
	Dec 02	Mar 03	June 03	Sept 03	Sept 03
Net earnings (loss)
As reported	$(5,247)	$(1,684)	$(3,523)	$9,116	$(1,338)
Adjustment	—	1,932	(1,932)	—	—

As restated	$(5,247)	$248	$(5,455)	$9,116	$(1,338)

b)	Shipping and Handling Costs

Effective January 1, 2004, the CICA introduced new recommendations for the application of generally accepted accounting principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Prior to January 1, 2004, Riverside, along with other companies in the forest industry, presented sales net of shipping and handling costs. As a result of applying this new standard, effective April 1, 2004, Riverside has presented shipping and handling costs in accordance with the US EITF 00-10 Accounting for Shipping and Handling Fees and Costs. EITF 00-10 specifies that shipping and handling costs recovered from customers should be included in sales, while shipping and handling costs incurred should be included in cost of sales. Countervailing and anti-dumping duties, which previously were presented as a deduction to gross sales, have also been reclassified to cost of sales in accordance with the new GAAP standard. The prior periods have been reclassified for comparability.

3.	Lignum Acquisition

On March 31, 2004, the Company acquired all of the outstanding common shares of Lignum Limited (“Lignum”). The results of Lignum’s operations have been included in the consolidated financial statements since that date. Lignum’s principle business activities include the production and sale of lumber, as well as the operating of a related wholesale wood products brokerage business.

To acquire Lignum, the Company issued 630,994 of common shares of the Company with a fair value of $10,000,000 and an additional $87,350,000, which was financed through a new term debt facility (see note 5). The fair value of the common shares of the Company was determined based on the average closing price of the Riverside’s common shares for the twenty day trading period preceding the period after the terms of the acquisition were agreed to and announced which approximates the market price for the two days before and after the date the terms of the acquisition were agreed to and announced.

This acquisition has been accounted for under the purchase method with the purchase price, including the impacts of Lignum’s operation for the period from February 1, 2004 to March 31, 2004, allocated as follows:

(in thousands
of dollars)
Net Assets acquired:
Cash	$1,074
Accounts receivable	22,204
Inventory	27,209
Prepaid expenses	3,064
Other long-term assets	2,085
Property, plant and equipment	47,454
Timber licenses and roads	44,730
Goodwill	7,259
Accounts payable and accrued liabilities	(18,551)
Reforestation obligation	(8,416)
Other long-term liabilities	(4,579)
Future income taxes	(26,183)

$97,350

Consideration:
Cash	$87,350
Common shares	10,000

$97,350

The purchase price allocation is preliminary and subject to potential adjustments related to further valuation work being completed on the assets acquired. Cash paid on the acquisition of Lignum as disclosed in the consolidated statements of cash flow is determined as follows:

Cash paid	$(87,350)
Cash acquired	1,074

Net cash paid	$(86,276)

Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Timber tenures are amortized on a straight-line basis over 40 years commencing in the year of acquisition. Substantially all of the amounts recorded above for goodwill and timber tenures are not deductible for income tax purposes.

In addition to the above, transaction costs of $10,493,000 were incurred predominately in relation to the financing of the acquisition and $3,557,000 of prepayment penalties were made in order to retire the pre-existing debt.

Lignum Limited was re-named Riverside Forest Products (Marketing) Limited on May 19, 2004.

4.	Inventory

	August 31,	September 30,
(in thousands of dollars)	2004	2003
Veneer	$1,269	$1,277
Plywood	3,580	4,057
Finished lumber	25,497	6,546
Rough lumber	6,199	4,724
Logs	41,256	15,443
Ties	7,892	9,379
Parts, supplies, bins and chips	15,335	10,712

	$101,028	$52,138

5.	Operating Line of Credit and Long-Term Debt

a)	Operating Line of Credit

The Company has an available operating line of credit totaling CAD $60 million, which was unused at August 31, 2004. The line of credit bears interest on a sliding scale dependent on certain financial indicators. The debt is secured by General Security Agreements. The term of the facility expires on March 31, 2007.

b)	Long-Term Debt

Long-term debt consists of USD $150 million in unsecured senior notes that bear interest at 7 7/8%, payable in arrears on March 1 and September 1. The entire principal of the senior notes is repayable on March 1, 2014.

The notes contain covenants that, based on certain financial ratios, may place limitations upon the incurrence of additional debt and on the application of proceeds from the disposition of assets.

	August 31,	September 30,
(in thousands of dollars)	2004	2003
US $150,000,000 unsecured senior notes, due March 1, 2014	$196,950	$—
Senior Notes payable	—	46,197
HSBC Capital loan	—	18,333

	$196,950	$64,530

Current	$—	$27,698
Long-term	196,950	36,832

	$196,950	$64,530

6.	Contingencies

a)	Income Tax

Canada Revenue Agency has reassessed Riverside for its 1998 and 1999 taxation years. The additional current taxes and interest payable are approximately $2,500,000, which would be partially offset by a future tax reduction of approximately $2,100,000. Riverside has filed Notices of Objection in respect of these reassessments. Riverside has not recorded any charge to the current year’s provision for income taxes with respect to the disputed reassessments. If Riverside is not successful in its appeal, any adjustments will be reflected in the period in which they become determinable.

b)	The Forestry Revitalization Plan

In March 2003, the Government of B.C. (“Crown”) introduced the Forestry Revitalization Plan (the “Plan”) that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include; the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licenses. As well, through legislation, licensees, including Riverside, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open up opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

The effect of the timber take-back is expected to result in a reduction of approximately 431,000 m3 of the company’s existing annual allowable cut on their replaceable tenures. The effect of the Plan on Riverside’s financial position and results of operations cannot be determined at this time. Riverside will record the effects of the Plan at the time the amounts to be recorded are determined.

c)	Countervailing and Anti-Dumping Duties

On March 21, 2002 and further adjusted on April 25, 2002, the US Department of Commerce (USDOC) issued its final determination in the countervailing and anti-dumping investigations. The USDOC’s final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of a Final Order (May 22, 2002 as discussed below). The USDOC’s final determination in the anti-dumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including Riverside.

On May 16, 2002, the USITC published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the US industry. As a result, cash deposits were required for shipments at the rates determined by the USDOC effective from a Final Order date of May 22, 2002. All prior bonds or cash deposits posted prior to May 22, 2002 have been refunded. Riverside has accrued $121,883,000 for the period from May 22, 2002 to August 31, 2004 representing the combined final countervailing and anti-dumping duties of 27.22%. For the eleven months ended August 31, 2004, Riverside has accrued $64,250,000 in combined countervailing and anti-dumping duties. Any further adjustments resulting from a change in the countervailing and anti-dumping duty rates will be made prospectively.

On June 3, 2004, the US Department of Commerce announced its preliminary administrative review of the duties. The preliminary countervail duty rate was set at 9.2% and the “all-other” anti-dumping rate at 4.0%. The final determination is scheduled to be made in December 2004. This preliminary ruling does not affect the cash deposit rate.

On August 31, 2004 the NAFTA panel ordered the USITC to make a determination that the evidence on record does not support a finding of threat of material injury to the US industry. On September 10, 2004 the ITC complied and determined that Canadian lumber poses no threat to US lumber producers. Duties have remained in place while the USDOC considers whether to file an appeal.

The final amount and effective date of countervailing and anti-dumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

Riverside and other Canadian forest product companies, the Canadian federal government and Canadian provincial governments (Canadian Interests) categorically deny the US allegations and strongly disagree with the final countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until each annual administrative review process is complete.

7.	Share Capital

Authorized: 25,000,000 common shares, no par value
Issued:

	Number of Shares	Amount
		(in thousands
		of dollars)

September 30, 2003	8,803,993	$77,805
Shares issued March 31, 2004 for acquisition (see note 3)	630,994	10,000
Share issue costs	—	(16)

	9,434,987	$87,789

8.	Segmented Information

     The Company manages its business as a single operating segment: solid wood. The Company harvests logs, which are sorted by species, size and quality and then manufactured into solid wood products at the Company’s facilities. All operations are located in British Columbia, Canada.

	2 months	11 months	Year
	ended	ended	ended
	August 31,	August 31,	Sept 30,
(in thousands of dollars)	2004	2004	2003
Sales
Stud and dimension lumber	$143,888	$512,161	$306,267
Plywood and veneer	40,762	210,254	163,880
Wood chips	11,411	47,358	35,002
Other products	9,379	40,790	26,818

	$205,440	$810,563	$531,967

Sales volumes
Stud and dimension lumber (mfbm)	253,416	991,766	726,881
Plywood and veneer (msf)	100,294	489,172	466,028
Wood chips (bdu)	122,893	575,734	514,404

Geographic distribution of sales dollars
Canada	$70,709	$259,432	$182,782
United States	124,555	498,363	304,466
Japan	9,254	46,485	40,433
Europe	—	135	753
Other	922	6,148	3,533

Sales	$205,440	$810,563	$531,967

9.	Comparative Figures

Certain comparative figures have been restated to conform with the financial statement presentation adopted for the current period.

10.	EBITDA

EBITDA represents net earnings (loss) before income taxes (recovery), unrealized foreign exchange loss (gain) on long-term debt, interest on long-term debt, depreciation and amortization, net operating interest expense (income) and prepayment penalties on the early repayment of long-term debt. Riverside considers EBITDA a key indicator of operating performance. Management uses EBITDA as an internal measure of performance and in its evaluation of potential acquisitions. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA as calculated by others. In addition, as EBITDA is not a substitute for other GAAP measures such as net earnings, readers should consider those GAAP measures in evaluating Riverside’s performance. A reconciliation of EBITDA to net earnings (loss) is as follows:

	2 months	11 months	Year
	ended	ended	ended
	August 31,	August 31,	Sept 30,
(in thousands of dollars)	2004	2004	2003
Net earnings (loss)	$21,439	$69,331	$(1,338)
Income taxes (recovery)	10,949	36,995	(4,501)
Unrealized foreign exchange loss (gain) on long-term debt	(3,120)	450	(8,121)
Interest on long-term debt	2,543	8,368	5,930
Depreciation and amortization	4,939	24,584	25,371
Net operating interest expense (income)	(519)	(1,526)	7
Prepayment penalties on the repayment of long-term debt	—	3,557	—

EBITDA	$36,231	$141,759	$17,348

EBITDA Quarter by Quarter for the year to date is as follows:

	3 months ended	3 months ended	3 months ended	2 months ended
	Dec 31,	March 31,	June 30,	August 31,
	2003	2004	2004	2004
Net earnings (loss)	$11,985	$9,527	$26,380	$21,439
Income taxes (recovery)	5,516	5,303	15,227	10,949
Unrealized foreign exchange loss (gain) on long-term debt	(1,756)	1,756	3,570	(3,120)
Interest on long-term debt	1,140	718	3,967	2,543
Depreciation and amortization	5,818	6,285	7,542	4,939
Net operating interest expense (income)	(290)	(218)	(499)	(519)
Prepayment penalties on the repayment of long-term debt	—	3,557	—	—

EBITDA	$22,413	$26,928	$56,187	$36,231

Riverside Forest
Products Limited

CORPORATE DATA

BOARD OF DIRECTORS

Gordon W. Steele – Vernon, B.C.
Gerald E. Raboch – Vernon, B.C.
John C. Kerr – Vancouver, B.C.
Hamish C. Cameron – Vancouver, B.C.
John F. Ellett – Vernon, B.C.
John R. McLernon – Vancouver, B.C.

OFFICERS

Gordon W. Steele
Chairman, President and Chief Executive Officer

Gerald E. Raboch
Chief Operating Officer

John C. Kerr
Vice-Chairman of Riverside and President of
Riverside Forest Products (Marketing) Limited

Conrad A. Pinette
Executive Vice-President

Michael E. Moore
Chief Financial Officer and Secretary Treasurer

HEAD OFFICE
820 Guy Street, Kelowna, B.C., V1Y 7R5
(250) 762-3411

STOCK EXCHANGE
Toronto

TRADING SYMBOL
RFP

INVESTOR RELATIONS
investorrelations@riverside.bc.ca

WEBSITE
www.riverside.bc.ca